FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of December 2004.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number
1. [Amendment to the Supplementary Information attached to the Financial Information for the Six Months Ended September 30, 2004]

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: December 16, 2004	By:	/s/ HIROSHI TANAKA
Hiroshi Tanaka
Senior Managing Director

3

Tokyo, 16 December 2004

Amendment to the Supplementary Information attached to the Financial Information for the Six Months Ended September 30, 2004

We have amended the Supplementary Information attached to the Financial Information for the Six Months Ended September 30, 2004. The changes are underlined below.

Amendments

Financial Summary of Nomura Holdings, Inc. For the Six Months Ended September 30, 2004

Supplementary Information

Unconsolidated Balance Sheet Information (p.28)

Please see [Attachment] for details.

[Attachment]

(Before Amendment)

(Millions of yen)

	September 30, 2004	March 31, 2004	Increase/ (Decrease)	September 30, 2003
LIABILITIES
Current liabilities	766,904	469,835	297,068	445,827
Short-term borrowings	691,000	276,000	415,000	202,000
Bond with maturity of less than one year	—	2,631	(2,631)	2,631
Payables to customers and others	63,553	107,838	(44,285)	189,792
Accrued income tax	1	63,304	(63,304)	32,090
Other current liabilities	12,351	20,061	(7,710)	19,313
Long-term liabilities	682,390	632,878	49,511	520,528
Bonds payable	240,000	190,000	50,000	120,000
Long-term borrowings	439,500	439,500	—	399,500
Other long-term liabilities	2,890	3,378	(488)	1,028

TOTAL LIABILITIES	1,449,294	1,102,713	346,580	966,356

(Amended)

(Millions of yen)

	September 30, 2004	March 31, 2004	Increase/ (Decrease)	September 30, 2003
LIABILITIES
Current liabilities	826,904	469,835	357,068	445,827
Short-term borrowings	691,000	276,000	415,000	202,000
Bond with maturity of less than one year	60,000	2,631	57,369	2,631
Payables to customers and others	63,553	107,838	(44,285)	189,792
Accrued income tax	200	63,304	(63,105)	32,090
Other current liabilities	12,152	20,061	(7,909)	19,313
Long-term liabilities	622,390	632,878	(10,488)	520,528
Bonds payable	180,000	190,000	(10,000)	120,000
Long-term borrowings	439,500	439,500	—	399,500
Other long-term liabilities	2,890	3,378	(488)	1,028

TOTAL LIABILITIES	1,449,294	1,102,713	346,580	966,356

Reason for amendment

Bond which should be classified into “Bond with maturity of less than one year” (Current liabilities) was included in “Bonds payable” (Long-term liabilities); and amount which should be classified as “Accrued income tax” was included in “Other current liabilities”.

There is no change to the amount of Total Liabilities.

Ends

For further information please contact:

Name	Company	Telephone
Shigeki Fujitani	Managing Director, Controller’s Dept., Nomura Securities Co., Ltd.	81-3-3211-1811

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 129 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.